EXHIBIT 99.1

















                             MANAGEMENT REPORT 2003






                      TELE NORTE CELULAR PARTICIPACOES S.A.












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MESSAGE TO SHAREHOLDERS

For Amazonia Celular, 2003 was a year of achievements. We maintained a leading position in our segment and our subscriber base exceeded the 1 million mark, growing 9% over the previous year to reach 1,028,071 subscribers by year-end 2003. The two highlights of the year were the quality of this growth, as can be seen from the 12% increase in net service revenues over 2002, and the EBITDA, which advanced 11% over the previous year to R$150 million.

The fact that we achieved all our 2003 targets, despite the entry of a new operator in our area, underscores our main competitive advantage: human talent.

Amazonia Celular's board, relying on creativity, the determination to overcome cultural and market conventions and enormous dedication, introduced a new management model and succeeded in achieving the year's targets and creating value for subscribers and shareholders. These principles, implemented by all employees with professional competence, were fundamental to the success of the Company's corporate strategy of strengthening relations with its stakeholders.

We also adopted a broader concept of relationship, which includes not only subscribers and shareholders, but also the community and the environment at large. This can be seen in such concrete initiatives as the Voce program, through which we reward our subscribers for their loyalty to Amazonia Celular. Our respect for and dedication to our subscribers was refl ected in our winning the Highlight of the Year prize that the Consumidor Moderno magazine awarded us for our Customer Relationship Center (CRC). This recognition of our efforts and our ceaseless search for innovation, quality and breadth of service also resulted on our being ranked among the 40 best Brazilian companies for women to work for, according to a survey undertaken by Exame magazine.

The transparency with which we relate to investors can also be seen in other initiatives undertaken during 2003. We adopted the measures required and recommended by the Sarbanes-Oxley Act, such as reformulating our Investor Relations Policy, setting up a Disclosure Committee and drawing up a Code of Ethics which is binding upon all board members, managers and employees.

We continued to show our commitment to the community through social, cultural, sporting and environmental initiatives. We started the implementation of an Environmental Management System that is particularly suited to the Company's concession area, in which the largest natural reserve in the planet is found: the Amazon Forest.

We are prepared to face the challenges of 2004, particularly the technological migration to the GSM standard and the migration from the original Cellular Mobile Service (SMC) framework.

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In 2003, we opted to continue with TDMA technology, based on operating and market criteria. This decision has proved well founded given the results we have achieved. During the course of the year, we carried out several tests using the GSM standard and today we are fully prepared to implement the migration process while maintaining our high quality of service.

The wireless sector constantly poses new and fast-moving challenges. Meeting those challenges and continuing to improve results is more than a duty for Amazonia Celular; it is the desire of each of our employees. This belief and our deep-rooted corporate values were the foundations of our outstanding results in 2003 and will continue to underpin our performance in 2004.


STRATEGIES AND OBJECTIVES


In 2003, Amazonia Celular's strategy was to preserve its market leadership through strong subscriber relations based on carefully designed initiatives, programs and services. The Company was proactive in anticipating subscriber demands and offering improvements to ensure loyalty to Amazonia Celular, not just today but in the future as well. A high point of this strategy was the Voce program, which rewards subscribers for using the Company's services and for their loyalty to the Company.

The development and implementation of these initiatives was based on the adoption of Economic Value Added (EVA) as the principal criterion for measuring business performance. This enabled the Company to successfully rationalize its investments, without endangering the quality, capacity or growth of its operations, and to improve the efficiency of the resources already at hand, by optimizing, for example, expenses, and constantly seeking better results.

The Company's plans for 2004 include:

     o Further strengthen the Amazonia Celular brand name;
     o Consolidate its relationship strategy;
     o Consolidate the use of business technology in its practices;
     o Begin the process of technological migration.

MANAGEMENT MODEL


The Management model adopted by Amazonia Celular is aligned with the Company's business vision. The Company strives to win the loyalty of its customers, attract and maintain the interest of its shareholders and be seen as highly proactive by its employees. With this in mind, the Company has adopted a business technology philosophy based on five corporate values: a) customer

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oriented, b) management by results, c) human talent, d) technological competence, e) innovative capabilities and entrepreneurial creativity.

Business technology consists of the substitution of vertical management with a hierarchical system for a horizontal model, which on a planned basis, delegates powers to the business partners - the employees ("empowerment"). The purpose of this is to enable Amazonia Celular to evaluate the results from its businesses against results achieved by the individual employee, so that each employee develops a vision and acts as an entrepreneur driven by the objective of creating value for the Company's customers and shareholders.

Supported by training and development of competences, this model has human talent as its lynch pin for achieving and surpassing agreed upon goals.

The model, which is implemented through the identification of priorities and critical points in the Company's various areas, includes the preparation of road maps and the setting of goals to be achieved. Based on this process, Action Plans are drawn up. The success of the Action Plans hinges on the relationship between different areas for the identification of shortcomings and the creation of corrective measures able to eliminate deficiencies.


EVA

Amazonia Celular has chosen Economic Value Added (EVA) as its principal measure of performance. This tool identifies the return on the capital allocated to each specific program of each business unit, as well as enabling the Company to better align the interests of management and shareholders, by adding transparency to the analysis of results and the achievement of targets. EVA was a negative R$69.6 million in 2003, but displayed a solid improvement of R$27.9 million, or 29%, in comparison with the previous year.


BUSINESS PERFORMANCE
--------------------------------------------------------------------------------


The Brazilian telecommunications sector reached a significant milestone in 2003: the number of handsets in use - 46.4 million - for the first time exceeded the number of wire line connections, growing 33% in comparison with the previous year, equivalent to approximately 11 million new subscribers. This growth was accompanied by fierce competition for market share, the consolidation of some operations, unification of others under a single name and the surrender of a number of licenses. At the same time, companies adhering to the new Personal Mobile Service (SMP) were required to implement the Carrier Selection Code.


Amid all of this, Amazonia Celular still managed to maintain leadership and an estimated 43% market share in its concession area. Four companies now operate

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in Amazonia Celular's area and the Company's market share, estimated at 32%, was in line with expectations.

The Company met all its 2003 targets, based on strict adherence to its strategic policy of substituting efforts at subscriber retention with the cementing of solid subscriber relations, as well as innovative and competitive products and services and the consolidation of the widest coverage in the region. One of the results of this strategy was a 1,7 p.p. reduction in churn from 2002 in the postpaid segment to 32%. Amazonia Celular's subscriber base grew 9% over 2002, exceeding the one million mark to end the year with 1,028,071 subscribers.

Growth with quality

These results are a measure of the quality of the growth in the subscriber base: growth was achieved in an environment of strict cost controls and increasingly fierce competition. The average subscriber acquisition cost fell 11% from R$193 in 2002 to R$171 in 2003.


Client base (000)
-------------------------------------------------
           1999    2000    2001    2002     2003

Prepaid      78     408     603     686      733
Postpaid    266     348     306     255      295
Total       344     756     909     941    1,028

           1999    2000    2001    2002     2003



Customer Acquistion Cost (R$)
---------------------------------------------
     1999    2000    2001    2002    2003

      149     125     129     193     171





At the same time as the subscriber base was growing, consolidated monthly average revenue per client (ARPU) also rose to R$37, versus R$36 in 2002. Despite the declining trend in consolidated monthly average revenue per client (postpaid and prepaid) over the past five years, ARPU trended upwards in 2003, from R$35 in the first quarter to R$40 in the last.



Monthly Average Revenue per Client (R$)

-------------------------------------------------
           1999    2000    2001    2002     2003

Prepaid      32      25      23      17       19
Postpaid     83      82      72      81       83
Blended      81      57      43      36       37



Bad Debt (% net service revenues)

--------------------------------------------
     1999    2000    2001    2002    2003

    10.3%    7.2%   11.5%    2.9%     2.0%


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Of total Company subscribers, 29% is in the postpaid segment. In 2003, this segment reported average monthly traffic of 203 minutes compared with 231 minutes in 2002. Despite the decline, monthly average revenue per client increased R$ 2 to R$ 83, an indication of the Company's successful rate strategy.

Monthly Average Revenue per Client (ARPU) in the prepaid segment, which accounts for 71% of the subscriber base, with 732,977 subscribers, increased R$2 in 2003 over 2002 to R$19, although the average monthly usage declined to 53 minutes from 57 minutes in 2002.

The rate of bad debt in 2003 represented 2.0% of net service revenues, comparable to the strictest of international standards. The success in reducing delinquency over recent years is the result of constant control, involving both proactive and reactive measures.

The Company estimates its year-end 2003 market share at 43%. During the year it expanded its coverage to include 46 new locations, as well as providing coverage of over 1,296 kilometers of highways.


COVERAGE
--------------------------------------------------------------------------------
                                         1999    2000    2001    2002    2003
--------------------------------------------------------------------------------
Number of localities covered               66      86     123     157     203
Number of cell sites                      269     310     383     411     401
Number of switches                          9      11      11       9      11
% digital clients                       50.0%   89.0%   95.0%   99.3%   99.7%
% digital traffic                         50%     84%     90%     95%     98%
% coverage                                52%     63%     65%     65%     69%
Kms of highway covered                    n/d     n/d     n/d     n/d   1,296
--------------------------------------------------------------------------------

Migration

In 2003, Tele Norte Celular Participacoes controlled company, Amazonia Celular, requested the National Telecommunications Agency - Anatel (the industry regulator) - to migrate from the Cellular Mobile Service system (SMC) to the Personal Mobile Service (SMP) system and expressed an interest in acquiring additional bands in the 1.800 MHz frequency. On February 19, 2004, Amazonia Celular signed an Authorization Agreement for migration to the Personal Mobile Service (SMP) for an indefinite period. On the other hand, the frequency authorization will run for the remaining period of the concession, but will be renewable for a further 15-year period on a concession basis. Amazonia Celular has also acquired an additional spectrum in the 1.800 MHz frequency necessary for providing GSM services.

During the year, the Company tested various alternatives, planned the implementation of the new network and examined proposals from various suppliers in order to establish the most appropriate time for technological migration. Due to

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market factors and customer requirements, Amazonia Celular decided not to undertake this technological migration in 2003. The Company concluded that by maintaining TDMA technology for an additional year, it would be able to optimize network operations. In other words, the Company would be able to maximize its return from its fixed assets without loss of quality, brand fatigue or compromising its capacity to attract new customers.

The strategy has proved to be the right one in light of the positive operating and financial results for the year, as well as good customer response in surveys for gauging satisfaction levels and bolstering the brand name. Brand name projection in the market was intensified through Elipsemania (publicity focusing on the corporate ellipse logo), which involved the launching of a series of products, such as sweatshirts and caps with the Amazonia Celular insignia. These products were sold at Company stores and were very well received by the public.

Amazonia Celular has already decided that its new technological footprint will be GSM. The Company is now fully prepared to undertake a disruption-free migration and expects to begin implementation of the network overlay before the end of the first half of 2004.

Distribution

Amazonia Celular inaugurated 52 new sales points during 2003.

The Credito Sem Barreiras program was launched, enabling subscribers to recharge their cellular phones, using their debit or credit cards to pay.

Amazonia Celular's distribution channels also gained a new look, which was part of the Omaguas project to polish and reinforce the Company's image.


Distribution Channels (points of sale)

--------------------------------------------------------------------------------
                               1999       2000      2001         2002       2003
--------------------------------------------------------------------------------
Own stores                         7         9          9           9         11
--------------------------------------------------------------------------------
Indirect channels                245       351        421         328        343
--------------------------------------------------------------------------------
Credit and calling cards       6,500     7,000      7,519       8,084      8,037
--------------------------------------------------------------------------------

Corporate Market

The Amazonia Celular Corporate Division handles the corporate segment. During 2003 it focused on attracting medium, small and micro sized corporations, which account for approximately 80% of the potential market. This strategy, plus a 50% reinforcement of the marketing teams, enabled the Company to expand its corporate client portfolio by 9%, with a direct impact on net service revenues, since

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this class of subscriber is a strong contributor to results, given the higher average usage and lower churn compared to individual subscribers.

All corporate contracts were reviewed in 2003 in order to ensure that subscribers received the solutions most appropriate to their needs, to their benefit and that of Amazonia Celular.


Plans, products and services

The Plano Correto Total (Total Correct Plan) started to be offered to subscribers in 2003. The first step consisted of informing subscribers, through the CRC, of the best plan for each individual user profile, for either prepaid or postpaid service.

Amazonia Celular put its faith in the success of the rate plans introduced prior to 2002, in the belief that they satisfy market demand and offer strong potential for increasing revenues. The highlight continued to be the Plano Controle (Control Plan), which combines the advantages of prepaid and postpaid service. The subscriber is billed on a monthly basis, but can set a limit for spending per month.

For the corporate market, Amazonia Celular introduced its Reuniao Movel (Mobile Meeting) product, allowing up to 20 callers to connect simultaneously. A number of rate plans were adjusted to meet the needs of smaller companies, such as the Plano Facil (Easy Plan) and the Plano Mais (Plan Plus). The first of these has no deductible and uses the VC1 rate for any type of call, at any time of day. Under the Plano Mais (Plan Plus), the user can register up to five Amazonia Celular phone numbers that he/she can call for free.

The share of Value Added Services (ringtones, icons, voicemail services, news channels, chat rooms, wireless Internet access, short messaging service etc.) has grown steadily from 1.1% in 2002 to 2.5% in 2003.

CUSTOMER RELATIONS

Amazonia Celular's positive operating and financial results in 2003 are closely linked to the Company's strategy of preaching and practicing the concept of customer relations.

This policy was responsible for the Company being awarded the Highlight of the Year prize for consumer service by Consumidor Moderno magazine and resulted in a number of initiatives aimed at better consumer service, such as personnel training, plans, services, promotional campaigns and new systems.

In 2003, the Company launched its Omaguas project, a set of initiatives on customer relations and a repositioning of the brand name. This included informing customers about the advantages of the Voce (You) program, creating a new visual

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identity in stores and stands, using products like T-shirts and caps as well as the Company's elliptical logo, in a project called Elipsemania.


Voce (You)

The Voce (You) program is the cornerstone of the Company's customer relations policy. It is a pioneering concept that benefits all company subscribers, prepaid or postpaid, and has been adapted for the corporate market as well.

The program offers bonuses to customers based on two criteria: use of the Company's products and services and length of time as a subscriber. The subscriber accumulates points that can be exchanged for services, accessories or handsets at Amazonia Celular's own stores. The program also incorporated other existing relationship initiatives, such as Super Troca (a customer incentive plan).

The Voce (You) program classifies clients into three categories (Diamond, Gold and Silver) according to the size of the average phone bill or available credits. The number of points per minute of conversation varies according to the category. The customer is identified by his/her tax registration number so that, if he/she has three phone lines in a same name, the system will add up all three bills to determine the classification. Similarly, the length of time as a subscriber will be calculated from the day the first of the lines was activated.

Other ways to accumulate points are, for example, opting to pay your Bill by direct bank debit, prompt payment of Bills, and signing up for voicemail and i.amazoniacelular services. Other benefits offered by the program include discounts and access to vip areas at events sponsored by the Company, discounts on movie theater tickets etc.


Customer Relationship Center (CRC)

The Customer Relationship Center (CRC), as the principal channel of customer contact with the Company, plays a key role in building relations and winning loyalty. The activities of the CRC team underwent substantial change during 2003. The idea of concentrating on finding an immediate solution for the customer's needs was abandoned and in its place the concept of customer satisfaction was introduced, with a view to retaining the customer at Amazonia Celular. The CRC team was awarded the Highlight of the Year prize by Consumidor Moderno magazine.

Amazonia Celular's distinguishing feature is that is has its own team of people at the CRC, giving it greater ability to react to competition, match relationship initiatives to the real needs of the customer and maintain control over the qualifications of those staffing the center.

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The Virtual CRC started up in 2003, linking the customer relations centers of
Amazonia Celular and Telemig Celular, and providing for the automatic interchange of calls between the two entities. The system will be complemented during 2004 with the inauguration of the Customer Focused System (SOL).

Customer Relationship System

The Customer Focused System (SOL) is one of the most advanced Customer Relationship Management tools in the world, the fruit of the efforts of the IT area, which succeeded in adapting the systems so as to meet the needs of all areas of the Company. SOL gathers information such as credit history, service usage and customer contacts. By cross-referencing these different pieces of data, it can create products and services tailored to each separate customer profile as well as proactive marketing initiatives and more responsive customer service. The program is scheduled to be implemented at Amazonia Celular in the first quarter of 2004.

OPERATING AND FINANCIAL PERFORMANCE

Net Revenues

Amazonia Celular's total net revenues grew R$67 million in 2003, or 15%, over 2002, from R$454 million to R$521 million, thanks to a successful rate policy and to the size and quality of the growth in the subscriber base during the year. Net service revenues were R$454 million in 2003, a 12% improvement over the R$404 million recorded in 2002. Net equipment revenues increased 31% in 2003 over 2002 to reach R$67 million.



Net Revenue (R$ million)
-----------------------------------------------------------
                      1999    2000    2001    2002     2003

Net Equipment Revenues  34     124      64      51       67
Net Service Revenues   273     344     448     404      454
Total                  307     467     512     454      521




Net Revenue (R% million)
--------------------------------------------------
                      1T03    2T03    3T03    4T03

Net Equipment Revenues  11      16      18      22
Net Service Revenues   105     111     113     125
Total                  116     128     131     146




Operating Costs and Expenses

Operating costs and expenses (excluding depreciation and cost of equipment) grew by R$33 million to R$289 million in 2003, or 13% above the R$256 million of 2002. This represents 64% of net service revenues, in line with the previous year.

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Operating Costs and Expenses (R$ million)
(excluding depreciation and cost of equipment)
--------------------------------------------------
           1999    2000    2001    2002     2003

Total       176     232     296     256      289



Operating Costs and Expenses (R% million)
(excluding depreciation and costs of equipment)
-----------------------------------------------
             1T03    2T03    3T03    4T03

 Total         74      66      76      73



Profitability

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$150 million in 2003, a nominal 11% increase over the R$135 million achieved in 2002. The EBITDA/Net Service Revenue margin was 33.0% in 2003, in line with 2001 and 2002.



EBITDA (R$ million)
(excluding depreciation and cost of equipment)
-----------------------------------------------------------
                   1999    2000    2001    2002     2003

EBITDA               94     103     148     135      150
EBITDA Margin     34.4%   29.8%   33.0%   33.4%    33.0%



EBITDA (R% million)
(excluding depreciation and costs of equipment)
--------------------------------------------------

EBITDA               28      41      35      46
EBITDA Margin     26.9%   36.9%   30.7%   36.7%



EBITDA Breakdown                                                  (R$ thousand)
-------------------------------------------------------------------------------
                                                               2002        2003
-------------------------------------------------------------------------------
Operating profit (loss)                                     (44,667)      8,228
Interest income                                             (22,424)    (13,229)
Gain (loss) on hedging operations                           (80,048)     76,296
Interest expense                                              44,823     34,477
Foreign Exchange Loss (gain)                                 134,819    (55,207)
Depreciation and amortization                                102,136     99,151
-------------------------------------------------------------------------------
EBITDA                                                       134,639    149,716


Net Income

Amazonia Celular posted net income of R$3.8 million (R$0.011 per thousand shares) in 2003, improvement over the R$24.5 million loss (a negative R$0.073 per thousand shares) recorded the previous year.

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Net Income (R$ million)
-----------------------------------------
  1999    2000    2001    2002     2003

  24.9    11.5   (6.6)  (24.5)      3.8



 Net Income (R% million)
-------------------------------
  1T03    2T03    3T03    4T03

   1.9   (2.4)     0.1     4.1




Financial situation

At year-end 2003, the Company had total debt of R$254.1 million, of which R$165.6 million was in short-term maturities and R$88.5 million in long-term liabilities. 90% of the R$188.7 million of foreign currency-denominated debt was hedged.


Debt Position (BR GAAP)                                             (R$ million)
--------------------------------------------------------------------------------
Debt                                      4Q03
--------------------------------------------------------------------------------
                   R$           US$         Currency            Total
                                            Basket
--------------------------------------------------------------------------------
2004            32.7         115.0               17.9        165.6           65%
2005            32.6          36.3               17.9         86.8           34%
2006 and beyond    -           0.2                1.5          1.7            1%
Total           65.3         151.5               37.3        254.1          100%
                 26%           60%                15%         100%
--------------------------------------------------------------------------------


Amazonia Celular's total year-end debt was partially offset by R$16.1 million in cash, less R$5.1 million of hedging losses, resulting in total net debt of R$243.1 million.


Debt                                                                (R$ million)
--------------------------------------------------------------------------------
                                                1999   2000   2001   2002   2003
--------------------------------------------------------------------------------
Total debt                                     115.2  346.7  400.2  417.0  254.1
Net debt                                        46.0  183.9  331.0  296.5  243.1
Debt in US$                                     78.3  213.6  226.1  258.4  151.4
% of the debt in US$                             68%    62%    56%    62%    60%
% of the debt in US$ hedged                       0%     9%    80%   100%   100%
Debt in currency basket (BNDES)                    -   17.4   54.5   65.5   37.3
% of the debt in currency basket                  0%     5%    14%    16%    15%
Debt in US$ + currency basket                   78.3  231.0  280.6  323.9  188.7
% of the debt in US$ + currency basket           68%    67%    70%    78%    74%
% of the debt in US$ + currency basket hedged     0%     9%    64%    90%    90%
--------------------------------------------------------------------------------

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Coverage & Liquidity Ratios
--------------------------------------------------------------------------------
                                        1999    2000    2001    2002    2003
--------------------------------------------------------------------------------
Net debt/EBITDA                         0.49    1.79    2.24    2.20    1.62
Net debt/Total assets                     7%     22%     40%     37%     38%
Interest coverage ratio                  n/a     6.0     3.6     3.6     4.9
Current Liquidity Ratio                  1.4     2.1     1.3     0.7     0.6
--------------------------------------------------------------------------------


Free cash flow for the year 2003 amounted to R$70 million, a R$49 million decrease from the previous year.

Free Cash Flow                                                      (R$ million)
--------------------------------------------------------------------------------
                                        1999    2000    2001    2002    2003
--------------------------------------------------------------------------------
EBITDA                                  94.1   102.5   147.7   134.6   149.7
CAPEX                                 (152.9) (189.3) (173.5)  (43.5)  (26.1)
Taxes                                   (9.3)    0.2     6.3    12.4     1.7
Minority interests                      (7.5)   (5.1)    1.7     7.6    (2.2)
Net financial expense                   10.9    (3.5)  (18.5)  (13.5)  (28.7)
Working capital variation              (36.0)    5.5   (19.0)   22.0   (24.3)
Free Cash Flow                        (100.8)  (89.6)  (55.3)  119.6    70.1
--------------------------------------------------------------------------------

NOTES ISSUANCE

On January 20, 2004, the subsidiary of Tele Norte Celular Participacoes S.A., Amazonia Celular S.A., together with Telemig Celular S.A., concluded an external funding operation involving the issue of Unsecured Senior Notes worth US$120 million. The notes of Amazonia Celular S.A. and Telemig Celular S.A. may only be negotiated jointly in the form of Notes Units.

The total value of the funding is US$40 million in notes issued by Amazonia Celular S.A. and US$80 million in notes issued by Telemig Celular S.A. The Notes Units were offered to qualified institutional investors in accordance with Rule 144A, and as external transactions under Regulation S of the 1933 Securities Act and subsequent amendments (Securities Act of the Securities Exchange Commission). The principal characteristics of the issue are:

          o     Coupon: 8.750% p.a.
          o     Issue price: 99.504%
          o     Yield to maturity: 8.875%
          o     Maturity: 2009

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CAPITAL EXPENDITURES


Amazonia Celular, intent on maximizing EVA by "doing more with less", launched a campaign to rationalize and improve the performance of its existing resources, taking care to preserve service quality and its potential for growth in market share.

CAPEX Breakdown                                                     (R$ million)
--------------------------------------------------------------------------------
                                        1999    2000    2001    2002    2003
--------------------------------------------------------------------------------
Network                                  92.6   168.6   148.4   21.9    14.2
IS/IT                                    45.3    17.5    22.4   19.3     9.8
Others                                   15.0     3.2     2.7    2.3     2.1
Total Capital Expenditures              152.9   189.3   173.5   43.5    26.1
--------------------------------------------------------------------------------


Networks

In 2003, the Company invested R$14.2 million, or 35% less than in 2002, in expanding traffic and coverage and on the quality of the network, in line with its policy of making better use of the existing structure and equipment.

Amazonia Celular confirmed its leadership by number of locations served, which now total 203 locations in the states comprising Amazonia.

Amazonia Celular also invested in preparing its platform for migration to the SMP, in addition to carrying out several tests with GSM technology, in preparation for the technological migration scheduled for 2004.


Information Technology

Amazonia Celular invested R$9.8 million in IS/IT during 2003. Most of this amount was invested in the implementation of the Customer Focused System (SOL), one of the most modern Customer Relation Management (CRM) systems in the world.

The Voce (You) program, as did the Plano Correto (Total Correct Plan) and the Credito sem Barreiras. Programs, also involved investments in systems solutions.

These investments in IS/IT provided the foundations for to the adaptation of the use of the Carrier Selection Code by other operators and for the requirement to register prepaid cellular phones.

A unified system for commissions for indirect sales channels as well as a new treasury system were also created. IT solutions also provided for the creation of portals for the legal area, suppliers and representatives.


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EQUITY MARKETS


In 2003, the Sao Paulo Stock Exchange (BOVESPA) reported its best performance in the last four years. It peaked at 22,236 points, while the Ibovespa Index reported an appreciation of 97.34% for the year - the third highest in the world (behind only Thailand and Argentina). The appreciation was the result of greater economic stability in Brazil, which in turn resulted in reduced sovereign risk and a greater interest on the part of overseas investors.

On the international front, the Dow Jones Industrial Average, the New York Stock Exchange's principal index, ended 2003 at 10,453 points, an increase of 25.3% after three consecutive years of losses. The Nasdaq composite index posted an appreciation of 50%, the largest since 1999, at 2,003 points.

The prospects for the domestic and international markets in 2004 are positive. The outlook for Brazil is for economic growth together with a continuation of the government's economic policy.

Meanwhile, in the international market, the consensus is for a continued high level of liquidity, reflected in low United States dollar interest rates and responsible for the good corporate earnings reported throughout the world in 2003.


Share Performance

Local Market: Sao Paulo Stock Exchange (BOVESPA)

The preferred shares of Tele Norte Celular Participacoes (TNCP4) ended the year trading at R$0.64 per thousand shares, representing an 84% rise in price for the year and 14% for the period 1998 to 2003. The common shares (TNCP3) were trading at R$1.14 per thousand shares at year-end 2003, having risen 88% in value in 2003 and 192% for the period 1998 to 2003.

The average monthly trading volume between the common and preferred shares was approximately 19 million lots of a thousand shares, 54% above the trading volumes of 2002. The average financial trading volume of common plus preferred shares was R$7.1 million per month, 22% above the average of R$5.8 million per month in 2002.

Tele Norte Celular Participacoes shares are part of the IBX-Indice Brasil, a price index that measures the return on a theoretical portfolio of one hundred shares chosen from among those most heavily traded on the Bovespa. The criteria for inclusion include trading volumes and financial volumes, weighted for market liquidity.

Price Performance (1998-2003): Local Market

--------------------------------------------------------------------------------------------
                                                1998    1999    2000    2001    2002    2003
--------------------------------------------------------------------------------------------

TNCP3 - Common (R$ per thousand shares)         0.39    1.65    1.45    1.80    0.62    1.14
TNCP4 - Preferred (R$ per thousand shares)      0.56    1.55    1.31    1.04    0.34    0.64
IBOVESPA                                       6,784  17,092  15,259  13,578  11,268  22,236
--------------------------------------------------------------------------------------------

Source: Bloomberg
Obs.: Last price quote/annual index


[TABLE OMITTED]

United States Market: New York Stock Exchange (NYSE)

The Company's ADRs, which trade under the TCN ticker symbol on the New York Stock Exchange, gained 135% in share value during the year, reflecting the share performance on the domestic market. The average monthly trading volume in 2003 was 112,000 ADRs, 6% higher than in 2002. The average financial volume traded declined from US$1,151,000 per month in 2002 to US$801,000 per month in 2003.

Price Performance (1998-2003): United States Market
--------------------------------------------------------------------------------
                                1998    1999    2000    2001    2002    2003
--------------------------------------------------------------------------------
TCN (US$ADR)                    22.56    42.94   33.75   22.86   4.65    10.92
DJI                             9,181   11,497  10,787  10,022  8,342   10,454
NASDAQ                          2,193    4,069   2,471   1,950  1,336    2,003
--------------------------------------------------------------------------------
Source: Bloomberg
Obs.: Last price quote/annual index

[TABLE OMITTED]


Shareholder Return

Net income for the year was R$0.011 per thousand shares, and a dividend of R$0.020734 per thousand shares was paid to preferred shareholders.


Shareholder Breakdown (December 31, 2003)

-----------------------------------------------------------------------------------------------------------------------------------
Shareholder                     Common                    %             Preferred              %        Total                  %
-----------------------------------------------------------------------------------------------------------------------------------
Telpart Participacoes S.A.      64,633,961,596          51.86%              185,778,351       0.09%      64,819,739,947      19.34%
                                         19.29%                                   0.06%                           19.34%
Others                          59,989,880,310          48.14%          210,274,535,100      99.91%     270,264,415,410      80.66%
                                         17.90%                                  62.75%                           80.66%
-----------------------------------------------------------------------------------------------------------------------------------
Total                          124,623,841,906         100.00%          210,460,313,451     100.00%     335,084,155,357     100.00%


CORPORATE GOVERNANCE


The year 2003 was characterized by the Company's efforts to adapt to the provisions of the US Sarbanes-Oxley Act, compliance with which is obligatory for all US companies and all foreign companies registered with the Securities and Exchange Commission (SEC) and whose ADRs are traded on the United States Stock Exchanges. The Tele Norte Celular Participacoes S.A. level 2 ADR program trades on the NYSE.

The intention of the Sarbanes-Oxley Act is to set stricter rules for corporate governance, including additional disclosure requirements, more demanding standards for drawing up financial statements and new procedures for monitoring the activities of independent auditors, all with the aim of ensuring greater credibility for financial statements and other information disclosed by companies. Tele Norte Celular Participacoes S.A. and its subsidiary, Amazonia Celular S.A., are concentrating on complying not only with the legal requirements of the Act, but also with the SEC's recommendations regarding more transparent investor relations.

Measures Taken

One of the measures taken by the Companies to comply with the Sarbanes-Oxley Act was the approval of a Code of Ethics to be followed by all employees and members of management. The document establishes practices for the disclosure of Company-related information, defines duties of confidentiality and probity, the behavior to be adopted in cases of conflict of interests, as well as general ethical principles to be observed at various business and operational levels. The Code of Ethics further establishes channels of communication whereby the Board of Directors and the Audit Board can receive bad practice allegations, while preserving the anonymity of sources, in line with what is mandated in the Sarbanes-Oxley Act.

The Company has also increased the level of transparency of its activities by establishing a policy for holding relevant documents, stipulating a period when these must be kept on file and ensuring the enforcement of the policy by all employees.

To improve disclosure procedures and controls, the Company has adopted two measures: (I) the creation of a Disclosure Committee, the task of which is to manage compliance with internal procedures for disclosing information, and to coordinate the Company's information flow to ensure that it is disseminated to the market in a correct and timely manner according to the current legislation and regulations; (II) the review of its Capital Markets' Relationship Policy for increasing the controls on disclosure of material information, with the support of the Disclosure Committee.

In addition, an additional clause has been added to the employment contracts of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), whereby compensation received in the form of profit sharing or as a bonus must be reimbursed in the case of restatements of the financial statements which imply an infringement of a material obligation provided for in the legislation. In line with the US legislation, the granting of loans to members of management was also prohibited, the benefits provided reviewed and adjustments made to the stock options program. The Company also obtained certification from the CEO and CFO on the 20F reports for the 2002 fiscal year and these were sent to the SEC in May 2003. This certification means that these executives are aware of the disclosed information and, in case of irregularities, are to be held liable on civil, administrative as well as criminal grounds.

Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A. have further adopted the requirement to segregate independent auditors' expenses. Independent auditors have also been hired to begin the certification of the Companies' internal controls.

Boards

The Company's management is exercised by a permanent Board of Directors, composed of 11 members, elected for a period of three years, which can be changed by the shareholders' meeting. None of the Board members is an executive director of the Company and one of the Board members is independent, as required by the Sarbanes-Oxley Act. According to its statutes, the Board meets on a quarterly basis, while extraordinary meetings are held whenever necessary. During 2003, ten such meetings were held.

The Audit Board operates on a permanent basis and comprises from three to five members. The election of Board members is held in accordance with art. 161, paragraph 4 of Law 6,404/76, according to which preferred shareholders may nominate one Committee member - the same right being held by minority shareholders - provided they represent, between them, 10% or more of the voting shares. Each mandate is for one year, although this may be changed. The Audit Board holds ordinary meetings once a quarter and on an extraordinary basis whenever necessary.


Committees

Tele Norte Participacoes S.A. and Amazonia Celular S.A. operate with two committees: the Stock Option Program Management Committee and the Disclosure Committee.

The principal function of the first is to decide on the Board's proposals for participants eligible for receiving stock options and for interpreting and clarifying doubts as to the granting of the Company's shares. The Committee, made up of four members elected by the Board of Directors, meets whenever necessary.

The Disclosure Committee was set up in 2003. Its purpose is to assist the Company achieving disclosure standards that effectively consolidate the company's with a good disclosure of information to consolidate it's the Company's image of transparency in the market. The Committee's other functions are to support management regarding compliance with the legal requirements regarding disclosure and to ensure the Company's compliance with its Capital Markets Relationship Policy.

The Committee is made up of four members, representatives of the Financial, Legal, Investor Relations and Press Relations departments. Members are indicated by the directors of each area and their appointments are ratified by the IR director. The term of office is one year and reelection is permitted. The Disclosure Committee meets regularly each quarter and on an extraordinary basis when necessary.

Investor Relations

With the support of the Disclosure Committee, the companies reviewed the investor relations policy in 2003 with the purpose of improving the management of information flow from its point of origin to disclosure to the market. The companies' Equity Trading Policy, part of the Investor Relations Policy, has also undergone restructuring to improve the provisions for the ordered trading of securities, thus removing any eventual implications of improper use of material information.


RISK MANAGEMENT
--------------------------------------------------------------------------------


Amazonia Celular adopts a series of procedures to reduce its vulnerability to factors that might interfere in its businesses and its operations, such as an increase in market competition, rapid technological advances, the need to adjust products to changing circumstances, changes in sector regulations, environmental problems and disasters, foreign exchange variations and bad debt.


Market Risk

The Company faces an extremely competitive market with three other operators providing services in its area. These other market players, in their efforts to acquire subscribers, take certain actions that impact prices and the profitability of the Company's operations. This has led Amazonia Celular to adopt a relationship policy that includes rewarding customers for using the Company's products and services and for the length of time they have worked with the Company. In addition, Amazonia Celular seeks to maximize the proactively of its team through a program of management by results and skills, a key factor in improving operating and financial performance as well as ensuring competitive costs in relation to other nationwide market players. Following the positive results in 2003, the Company envisages even greater growth in 2004, both in the retail and also the corporate areas of the market, given the signs of economic recovery. The Company adopts tariff and pricing policies that are suited to the needs of the customers. Any rate changes in this area go hand in hand with marketing strategies and an offer of solutions that are economically advantageous to the customers.

Product Risk

Market competition makes it imperative for the Company to be able to rapidly identify customer needs, as well as those products and services that have become obsolete or may become so at some time in the future. Similarly, the Company must be able to offer up-to-date and competitive solutions. The supply of tailor-made products is an irreversible trend at Amazonia Celular. The Company's own CRC is recognized across the country for its quality - it received a highlight award from Consumidor Moderno magazine - and enables the Company to dialogue with different groups of subscribers and cater to their needs and preferences. Amazonia Celular's customer relations policy is notable for the way it treats prepaid and postpaid subscribers equally. In order to reduce product risk still further, in 2004 the company will introduce one of the most modern Customer Relationship Management tools in existence, the Customer Focused System (SOL), which enables the company to gather and cross-reference customer information in order to develop products and services that cater to different customer profiles.

Regulatory Risk

The Company operates in a sector that is regulated by the National Telecommunications Agency (Anatel) and is thus subject to contractual obligations and to changes in the regulatory environment. Amazonia Celular has complied with Anatel's quality targets and has a team for monitoring discussions between sector operators and the regulator.

Environmental Risk

In spite of operating in a sector where environmental risks are minimal, Amazonia Celular considers environment-related matters to be of fundamental importance. Since its foundation, the Company has adopted approved practices of preservation and reduction of possible environmental impact, such as the measuring of electromagnetic wave emission. In 2003, this commitment was formalized through the adoption of an Environmental Management System (SGA).

Capital Expenditures Risk

The investment of resources at inopportune moments or in technologies and solutions inappropriate to the Company's needs has a negative impact on both the operation and its finances. To avoid this risk, Amazonia Celular allocates its investments based on well defined criteria - such as pay back, internal rate of return, net present value and Economic Value Added (EVA) -, thus reducing the chances of errors of judgment, as well as allowing returns to be properly evaluated.


Credit Risk

The Company's defense against payment delinquency is its clear-cut relationship strategy and its policy of offering only those products that are appropriate to each customer's profile. In addition to granting credit according to clearly defined criteria, Amazonia Celular operates a customer management system focusing both on on-time payments and also delinquent payments, with special attention being given to the collection of late payments.

Foreign Exchange Risk

At the end of the year, roughly 74% of the Company's debt was foreign currency-denominated. Amazonia Celular uses foreign currency swap operations to protect itself against sudden changes in exchange rates. At the end of 2003, 90% of the debt in foreign currency was hedged.


Insurance

All of the Company's material assets and contingent liabilities are covered by insurance policies. The Company carries the following insurance: Comprehensive General Liability, Operational Risks - which covers company property, loss of profit claims - transportation, vehicle, as well as employee life and healthcare insurance.
..
Technological Risk

Companies operating in sectors with intensive use of technology run the risk of being overtaken by competitors, their systems and equipment becoming obsolete with the consequent limitations this imposes on the supply of goods and services to customers, as well as the impact of increased maintenance costs and/or replacement of equipment. For this reason, Amazonia Celular is already preparing for the technological migration of its network, without neglecting any side effects that this may have on the services it provides to the market. Based on technical studies and simulations, the Company is waiting for the ideal moment to migrate from TDMA technology to GSM technology, so as to maximize the return on the investment in its TDMA network without negatively affecting its operations, finances or quality of service. The technical studies and the suppliers' bids are already in place, in order that the migration proceed smoothly, most likely during the course of 2004.


DISCLOSURE OF INFORMATION ON SERVICES UNRELATED TO THE INDEPENDENT AUDIT
--------------------------------------------------===---------------------------

Pursuant to CVM Instruction 381, information on other services provided by Ernst & Young - Auditores Independentes S/S is given below. Nature of the services: survey of billing service processes (creation of the product, provisioning, utilization, mediation, fixing the tariff structure, billing, collection, the dissemination of information), allowing the identification of weaknesses and the controls to be installed at Amazonia Celular S.A.
Date service contract: July 2003
Total value of the fees: R$70 thousands
Policies and procedures: the Company's policies prohibit the hiring of its independent auditors to provide services that imply the existence of conflict of interests or loss of objectivity. Additionally, any relationship between the Company or its management and the independent auditors, which may result in a loss of independence, is forbidden.

It is the understanding of the auditors that their activities "do not affect the independence and objectivity necessary to perform their outside auditing services since the nature of the other services for which they have been hired neither includes nor involves any financial information which Ernst & Young - Auditores Independentes S/S - audits and on which it opines".


ROTATION OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

As established in Article 31 of CVM Instruction 308 of May 14, 1999, the independent auditor may not provide services to the same client for a period of more than 5 (five) years, although reinstatement is permitted after a minimum period of 3 (three) years.

In view of this ruling, the Company will be hiring another independent auditor to review the financial statements for the fiscal year 2004.

AWARDS AND RECOGNITIONS
--------------------------------------------------------------------------------

In 2003, the quality of the services provided by Amazonia Celular, together with its environmental, social and personnel management, received public recognition, resulting in the Company receiving various awards.


--------------------------------------------------------------------------------
Human Resources
--------------------------------------------------------------------------------

E-Learning Brasil Prize - National Reference - awarded by ABRH (The Brazilian Human Resources Association), APARH (The Sao Paulo Human Resources Association) Micropower - Technology in Education and Business (April 2003).
--------------------------------------------------------------------------------

Elected one of the 40 best companies for women to work for, by Exame magazine (August 2003).
--------------------------------------------------------------------------------
Marketing
--------------------------------------------------------------------------------

 IBEST - Top 10 Award (May 2003).
--------------------------------------------------------------------------------

Winner of the ADVB's (Brazilian Association of Sales and Marketing Managers) Top Marketing award (September 2003).
--------------------------------------------------------------------------------
Customer Relations
--------------------------------------------------------------------------------

Ranked among the five best companies in the mobile phone voice category in the 1st Excellence Prize in Telecom Business Services (May 2003).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1st place in the Consumidor Moderno magazine's Service Excellence prize in the mobile phone category (May 2003).
--------------------------------------------------------------------------------

Elected the best company with proprietary dedicated telemarketing in the 3rd edition of the ABT Gold Prize - ABT (Brazilian Telemarketing Association) (September 2003).
--------------------------------------------------------------------------------
 Information Technology
--------------------------------------------------------------------------------

The SOL Project was recognized as one of the five best solutions in Customer Relations Management worldwide by the IIR - Institute for International Research (August 2003).
--------------------------------------------------------------------------------
Institutional
--------------------------------------------------------------------------------

1st prize in the Telecommunications Sector Leader category in the Gazeta Mercantil Business Leaders Forum (August 2003).
--------------------------------------------------------------------------------


MESSAGE TO THE COMMUNITY
--------------------------------------------------------------------------------


Amazonia Celular's relationship with its different constituencies is supported by a series of social, sporting and cultural actions, which have as their common thread a contribution to the improvement of the well being of citizens and to the development of society in general. This objective is strengthened by our belief that our initiatives should not be restricted to our formal subscriber base alone, but should extend to all the inhabitants of Maranhao, Para, Amazonas, Amapa and Roraima, the states in which we operate. The importance of the company's contribution to the social and economic development of the country is measured by its Value Added - a measure of wealth generated - which, in our case, totaled approximately R$268 million in 2003, shared between the different components of society.

The company's commitment to social responsibility is based on the belief that what we need is to unite forces, not scatter them, in order that our efforts result in concrete improvements for the community. We thus seek to ally ourselves with other public, private and non-governmental institutions in order to develop or support projects. This concept led us to found the Instituto Amazonia Celular (IAC) in 2003, which now concentrates all of the Company's social activities, focusing on providing better living conditions for children and adolescents.

We already work with The United Nations Childrens Fund (UNICEF), for example, and with the individual state authorities. IAC's intention is to replicate successful initiatives taken by the Instituto Telemig Celular in Minas Gerais, in addition to carrying out projects already developed by the Company. We have started implementation of the Pro-Counseling program, comprising ten complementary projects which encourage the creation and consolidation of Guardian Councils and the Councils for the Rights of the Child and the Adolescent.

In addition, employees seek to improve social conditions by undertaking voluntary work, collecting and donating food, clothes and toys, refurbishing the installations of charity institutions and channeling resources to the Infancy and Adolescence Funds (FIAs).

Outside the scope of the IAC, our Marketing Department promotes cultural and sporting events aimed at identifying, developing and promoting talent. As a result of our social responsibility initiative, we created an Environmental Management System in 2003.

At the end of the year an Amazonia Celular Code of Ethics was approved, which is essential in order to spell out the Company's values and to ensure objectivity in the way that managers, board members, audit board members, directors and employees conduct their business.

We also strive to invest in our team, by adopting human resources policies that go further than just granting benefits. Our objective is to constantly motivate our employees through our Business Technology, communication channels, educational programs and health orientation, making it clear that we believe that the decisive advantage enjoyed by our company is its human talent.

We seek and shall always continue to seek ways of positively impacting the life of the Brazilian people. We look forward to the day when social inclusion is a universal reality.


SOCIAL RESPONSIBILITY
--------------------------------------------------------------------------------


Personnel Management

Amazonia Celular's close relationship with its employees is the result of the Company offering them the right environment for carrying out their professional duties, which in turn has a direct and positive impact on business results.

The Company has a policy of attributing great importance to each individual employee's potential, enabling it to develop vocations and retain talent, one of its main competitive advantages.

This philosophy is coordinated by the Human Resources area, which also has responsibility for ensuring that the Company's 806 employees understand the changes in the Company's culture and adopt the values that should guide their activities.

The standards and the quality of the investments made by Amazonia Celular in its Human Resources area led it to be included among the 40 best companies for women to work for.

In 2003, the HR department was of fundamental importance in ensuring that employees understood the changes in the Company's management model, which substituted a vertical hierarchical structure with a horizontal one, in which decision-making is transferred to those responsible for specific markets. The goal behind this new model was for each employee to become a business person with a winning attitude and a focus on results.


Business Technology

Amazonia Celular expects each of its employees to behave like a business partner, based on a management philosophy called Business Technology. This philosophy promotes autonomy, a relationship of trust between the company and its talents and encourages employees to develop creative action plans for solving bottlenecks and clearing the way for the achievement of targets. All members of the Amazonia Celular team have the same objective of achieving positive results for both shareholders and customers.

The greatest merit of Business Technology, introduced in 2003, is its ability to identify the precise return from each employee and initiative and to correct possible flaws or lack of skills or competencies in order to reach the targeted results.

Management by Results and Competencies

In 2003, the Company consolidated its Management by Results and Competencies model, which offers improved management of results and of the return from each of its professionals. For employees, the model clearly sets forth the prospects for career development, besides stimulating personal and professional growth.

The model, which was developed over two years by specialized consultants and the Company's management, establishes 13 essential competencies by group, according to the type and priority of results in each area of the Company.

To reach the levels established for each step in a career path, the employee has to meet specific knowledge requirements in his area. Annual competency appraisals are performed to highlight gaps in development, opportunities to change career paths or develop within the same career path, corrective remuneration action, etc. The managers of the process assign grades to employees on a number of areas. At the same time, the employee performs a self-appraisal test.

Amazonia Celular Institute

Amazonia Celular's social activities were enriched during 2003 by the foundation of the Instituto Amazonia Celular (IAC), whose mission is to make a contribution to reducing social inequalities by defending the rights and welfare of children and adolescents.

Pro-Counseling

The same year it was founded, the IAC started with the implementation of its Pro-Counseling Program, comprising 10 complementary programs for establishing or consolidating the Councils for the Rights of the Child and the Adolescent and Guardian Councils in the municipalities in which it operates. The programs will be rolled out over time, although three of them are already being executed.

The Conhecendo a Realidade (Facing Reality) project, which processes questionnaires regarding the structure and performance of existing Councils, conducted surveys of 207 Guardian councils and 296 Municipal Councils during 2003.

The Celular Amigo project (Your Friendly Phone) was also launched. The program distributed prepaid cellular handsets and phone cards donated by private sector entities to the Guardian Councils. The objective is to create a communications channel with the community that can also be used to receive denouncements and to bring the Councils closer to the community.


Cultural Actions

Amazonia Celular's cultural projects focus on identifying and developing talent in the Northern states of Brazil, as well as organizing public exhibitions bringing the work of artists of acknowledged quality to a public of over 145,000 people. The Company, which views culture as a strategic means of improving social conditions in its area, organized 200 events during 2003, involving 181 artists in the states of Maranhao, Para, Amapa and Amazonas. Amazonia Celular used its own resources to finance 12 projects involving theater, music, literature and the cinema.


Sporting Actions

Amazonia Celular stimulates the careers of promising athletes of different disciplines in the states of Para, Amazonas and Maranhao.


Enviromental Actions

Implementation of Amazonia Celular's Environmental Management System (SGA) commenced in 2003, in compliance with the standards recommended by ISO 14001. The SGA is the Company's official acknowledgement of its responsibility for environmental preservation. Some of the initiatives that the Company has introduced in this area include installing vertical structures that reduce visual impact, collecting used cellular batteries at its stores, silent air conditioners at its Radio-Base Stations and limiting the emission of electromagnetic waves to levels determined by the National Telecommunications Agency (ANATEL).

The first task for SGA was to define the Company's environmental policy early in 2003 and prepare a declaration of principles. A multidisciplinary group was subsequently formed to analyze the Company's environmental practices, its environmental impact and to prepare instructions for reducing it.
A proprietary system for documenting and registering SGA occurrences was developed, and employees were targeted by a campaign for awareness of the importance of a sound environmental practice. Amazonia Celular's objective is to achieve ISO 14001 certification in 2004.


STATEMENT OF ADDED VALUE (SAV)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                     TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------
(R$ THOUSAND)                                        2001            2002            2003
-------------------------------------------------------------------------------------------
REVENUES                                          597,933         566,802         645,057
-------------------------------------------------------------------------------------------
Telecommunications services and sales             677,069         594,500         683,090
(-) Discounts                                     (25,318)        (15,320)        (28,408)
(-) Provision for doubtfoul accounts              (51,427)        (11,646)         (8,984)
Non-operating revenues and expenses                (2 391)           (732)           (641)
-------------------------------------------------------------------------------------------
MATERIALS PURCHASED FROM THIRD PARTIES           (237,219)       (251,831)       (291,416)
-------------------------------------------------------------------------------------------
Selling costs                                     (68,862)        (63,203)        (82,825)
Raw materials, third party services and others   (168,357)       (188,628)       (208,591)
GROSS VALUE ADDED                                 360,714         314,971         353,641
-------------------------------------------------------------------------------------------
RETAINED
-------------------------------------------------------------------------------------------
Deprecitation and amortization                    (75,011)       (102,136)        (99,151)
NET VALUE ADDED PRODUCED                          285,703         212,835         254,490
-------------------------------------------------------------------------------------------
VALUE ADDED RECEIVED IN TRANSFER
-------------------------------------------------------------------------------------------
Financial Income                                   22,022         102,472          13,229
-------------------------------------------------------------------------------------------
TOTAL VALUE ADDED TO BE DEISTRIBUTED             (307,725)       (315,307)       (267,719)
-------------------------------------------------------------------------------------------
Distribution of Value Added                      (307,725)       (315,307)       (267,719)
Salaries                                          (30,499)        (25,047)        (25,699)
Payroll taxes                                     (10,938)        (10,654)        (10,945)
Taxes and fees                                   (159,804)       (120,320)       (162,936)
Interest and rent                                (114,731)       (191,320)        (61,961)
Minority interests                                  1,651           7,561          (2,194)
Dividends                                               -               -          (3,984)
Retained earnings                                   6,596          24,473               -


Principal Taxes, Fees and charges Paid            (R$ thousand)
---------------------------------------------------------------
Description                           2002              2003
PIS                                    4,435           3,441
COFINS                                20,707          19,506
Social Charge                          1,352               -
Corporate Income Tax                   1,630               -
ICMS                                  82,199          92,140
Fistel Contribution                   13,820          15,222
Fust/Funttel Contribution              2,111           2,300
CPMF Tax                               2,693           2,569
CIDE Tax                                 381             200
---------------------------------------------------------------
Total                                129,328         135,378
---------------------------------------------------------------

Annual Social Report 2003
------------------------------------------------------------------------------------------------------------------------------------
TEL NORTE CELLULAR PARTICIPACOES S/A
------------------------------------------------------------------------------------------------------------------------------------
1 - Basis of Calculation                                2003 Amount (thousand Reais)               2002 Amount (thousand Reais)
------------------------------------------------------------------------------------------------------------------------------------
Net Revenue (NR)                                                                   512,325                              454,142
------------------------------------------------------------------------------------------------------------------------------------
Operating Result (OR)                                                                8,228                              (44,667)
------------------------------------------------------------------------------------------------------------------------------------
Gross Payroll (GP)                                                                  32,142                               28,880
------------------------------------------------------------------------------------------------------------------------------------
2 - Internal Social Indicators                           Amount        % of GP       % of NR      Amount       % of GP    % of NR
------------------------------------------------------------------------------------------------------------------------------------
Food                                                       2,809        8.7%             0.5%       3,113      10.8%          0.7%
------------------------------------------------------------------------------------------------------------------------------------
Payroll taxes                                             10,944       34.0%             2.1%      11,763      40.7%          2.6%
------------------------------------------------------------------------------------------------------------------------------------
Private Pension Plan                                         715        2.2%             0.1%         871       3.0%          0.2%
------------------------------------------------------------------------------------------------------------------------------------
Health                                                     1,403        4.4%             0.3%       1,406       4.9%          0.3%
------------------------------------------------------------------------------------------------------------------------------------
Labor safety and workplace health                            307        1.0%             0.1%         100       0.3%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Education                                                      0        0.0%             0.0%         120       0.4%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Culture                                                        0        0.0%             0.0%         n/d       n/d           n/d
------------------------------------------------------------------------------------------------------------------------------------
Training and Professional Development                      1,083      340.0%             0.2%       1,410       4.9%          0.3%
------------------------------------------------------------------------------------------------------------------------------------
Day-care/allowance                                           119        0.4%             0.0%         127       0.4%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Profit/results share                                       4,501       14.0%             0.9%       3,754     130.0%          0.8%
------------------------------------------------------------------------------------------------------------------------------------
Others                                                         0        0.0%             0.0%          51       0.2%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Total - internal social indicators                        21,881       68.1%             4.2%      23,755      82.3%          5.2%
------------------------------------------------------------------------------------------------------------------------------------
3-External Social Indicators                             Amount        % of GP       % of NR      Amount       % of GP    % of NR
------------------------------------------------------------------------------------------------------------------------------------
Education                                                    150        1.8%             0.0%         120      -0.3%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Culture                                                    1,339       16.3%             0.3%       2,290      -5.1%          0.5%
------------------------------------------------------------------------------------------------------------------------------------
Health and Sanitation                                          0        0.0%             0.0%           0       0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Sport                                                        800        9.7%             0.2%       2,060      -4.6%          0.5%
------------------------------------------------------------------------------------------------------------------------------------
Combating hunger and malnutrition                             10        0.1%             0.0%           0       0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Others                                                       455        5.5%             0.1%           0       0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Total contributions to society                             2,754       33.5%             0.5%       4,470     -10.0%          1.0%
------------------------------------------------------------------------------------------------------------------------------------
Taxes (exclude payroll taxes)                            156,821     1905.9%            30.1%     120,320    -269.4%         26.5
------------------------------------------------------------------------------------------------------------------------------------
Total - External social indicators                       159,575     1939.4%            30.6%     124,790    -279.4%         27.5
------------------------------------------------------------------------------------------------------------------------------------
4-Environmental Indicators                               Amount        % of GP       % of NR      Amount       % of GP    % of NR
------------------------------------------------------------------------------------------------------------------------------------
Investments related to production/company                    422        5.1%             0.1%         228      -0.5%          0.1%
operations
------------------------------------------------------------------------------------------------------------------------------------
Investments in programs and/or external projects               0        0.0%             0.0%           0       0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Investments in environment                             422        5.1%             0.1%         228      -0.5%          0.1%
------------------------------------------------------------------------------------------------------------------------------------
In relation to setting of annual targets
to minimize waste, consumption in
production/operations and increase       ( ) has no targets    ( ) complies 51 to 75%  ( ) has no targets    ( ) complies 51 to 75%
efficiency in use of natural resources,  (X) complies 0 to 50% ( ) complies 76 to 100% (X) complies 0 to 50% ( ) complies 76 to 100%
the company
------------------------------------------------------------------------------------------------------------------------------------

5-Employee Indicators
------------------------------------------------------------------------------------------------------------------------------------
No. Employees at end of period                                             806                                 910
------------------------------------------------------------------------------------------------------------------------------------
No. of employees hired during period                                       196                                  83
------------------------------------------------------------------------------------------------------------------------------------
No. of outsourced employees                                                675                                 564
------------------------------------------------------------------------------------------------------------------------------------
No. of interns                                                               6                                   9
------------------------------------------------------------------------------------------------------------------------------------
No. of employees over 45 years of age                                       34                                  43
------------------------------------------------------------------------------------------------------------------------------------
No. of women working in the company                                        474                                 560
------------------------------------------------------------------------------------------------------------------------------------
% of management positions occupied by women                                 46.15%                              42.85%
------------------------------------------------------------------------------------------------------------------------------------
No. of Afro-Brazilian employees working at the company                     329                                 344
------------------------------------------------------------------------------------------------------------------------------------
% of management positions occupied by Afro-Brazilians                       35.38%                              34.28%
------------------------------------------------------------------------------------------------------------------------------------
No. of employees with disabilities or special needs                         14                                  2
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
6-Information regarding                                                     2003
  business responsibility
---------------------------------------------------------------------------------------------------------
Ratio of highest to lowest
compensation in company                                                    59.74
---------------------------------------------------------------------------------------------------------
Total number of work-related accidents                                       4
---------------------------------------------------------------------------------------------------------
Company-sponsored social and                       ( ) top Mgt.    (x) top Mgt. & mid    ( ) all
environmental projects were decided by:                                  level          employees
---------------------------------------------------------------------------------------------------------
Security and health standards                   (x) top Mgt. &     ( ) all employees    ( ) all employees
in the workplace were decided by:                  mid-level                                 + Cipa
---------------------------------------------------------------------------------------------------------
Regarding labor union freedom,                     (x) not         ( ) follows OIT      ( ) stimulates &
the right to collective bargaining                involved              norms            adheres to OIT
and In-house representation
of employees ?????????
---------------------------------------------------------------------------------------------------------
                                                   ( ) top Mgt.    ( ) top Mgt. &       (x) all employees
The company pension plan covers:                                     mid-level
---------------------------------------------------------------------------------------------------------
                                                   ( ) top Mgt.    ( ) top Mgt. &       (x) all employees
The profit income sharing plan covers:                               mid-level
---------------------------------------------------------------------------------------------------------
Supplier selection, the same standards             ( ) not         (x) suggested        ( ) required
of ethics and social/environmental               considered
responsibility practiced at
the company:
---------------------------------------------------------------------------------------------------------
Regarding volunteer work by employees,          ( ) not            ( ) supports         (x) sponsors and
the company:                                    involved                                   stimulates
---------------------------------------------------------------------------------------------------------
Total number of consumer criticisms             At company            Procon            in Court
and complaints:                                  174,523                465               520
---------------------------------------------------------------------------------------------------------
                                                At company            Procon            in Court
% of complaints dealt with or resolved:           100%                  92%               48%
---------------------------------------------------------------------------------------------------------
Total added value to be distributed
(in thousand R$):                               Em 2003: 267,719
---------------------------------------------------------------------------------------------------------
Distribution of added value (SAV):              61% government  14% employees
                                                2% shareholders 23% third parties  0% retained
---------------------------------------------------------------------------------------------------------
7-Other Information
---------------------------------------------------------------------------------------------------------
For further information please contact our Investor Relations team Telephone:  61 429 5600
Fax:  61 429 5626 - E-mail:  ri@telepartcom.br
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
6-Information regarding                                                 Targets 2004
  business responsibility
---------------------------------------------------------------------------------------------------------
Ratio of highest to lowest
compensation in company                                                    59.00
---------------------------------------------------------------------------------------------------------
Total number of work-related accidents                                       3
---------------------------------------------------------------------------------------------------------
Company-sponsored social and                       ( ) top Mgt.    (x) top Mgt. & mid    ( ) all
environmental projects were decided by:                                  level         employees
---------------------------------------------------------------------------------------------------------
Security and health standards                   (x) top Mgt. &     ( ) all employees    ( ) all employees
in the workplace were decided by:                  mid-level                                 + Cipa
---------------------------------------------------------------------------------------------------------
Regarding labor union freedom,
the right to collective bargaining
and In-house representation                        (x) not         ( ) follows OIT      ( ) stimulates &
of employees ?????????                            involved              norms           adheres to OIT
---------------------------------------------------------------------------------------------------------
The company pension plan covers:                   ( ) top Mgt.    ( ) top Mgt. &       (x) all employees
                                                                     mid-level
---------------------------------------------------------------------------------------------------------
The profit income sharing plan covers:             ( ) top Mgt.    ( ) top Mgt. &       (x) all employees
                                                                     mid-level
---------------------------------------------------------------------------------------------------------
Supplier selection, the same standards
of ethics and social/environmental
responsibility practiced at                      ( ) not          (x) suggested         ( ) required
the company:                                    considered
---------------------------------------------------------------------------------------------------------
Regarding volunteer work by employees,           ( ) not           ( ) supports         (x) sponsors and
the company:                                     involved                                   stimulates
---------------------------------------------------------------------------------------------------------
Total number of consumer criticisms             At company            Procon            in Court
and complaints:                                    n/a                 n/a                n/a
---------------------------------------------------------------------------------------------------------
                                                At company            Procon            in Court
% of complaints dealt with or resolved:           100%                 100%               100%
---------------------------------------------------------------------------------------------------------
Total added value to be distributed
(in thousand R$):                               Em 2002: 315,307
---------------------------------------------------------------------------------------------------------
Distribution of added value (SAV):              38% government  11% employees
                                                -2% shareholders  61% third parties  -8% retained
---------------------------------------------------------------------------------------------------------
7-Other Information
---------------------------------------------------------------------------------------------------------
For further information please contact our Investor Relations team Telephone:  61 429 5600
Fax:  61 429 5626 - E-mail:  ri@telepartcom.br
---------------------------------------------------------------------------------------------------------

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